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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Executions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 3900
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carroll, 312-878-4704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd Suite 1702	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Dalesandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Executions, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

OFFICIAL SEAL
TANYA SELANDER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUG. 17, 2020

2/27/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Executions, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2018

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2288
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of Trinity Executions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trinity Executions, LLC, as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TRINITY Executions, LLC, as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trinity Executions, LLC's management. Our responsibility is to express an opinion on Trinity Executions, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Executions, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
We have served as Trinity Executions LLC's auditor since 2016.
Chicago, Illinois 60604
February 27, 2019

Trinity Executions, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash and cash equivalents	$	323,224
Due from broker		106,875
Accounts receivable		44,511
Other current assets		6,760
Total assets	$	481,370
Liabilities		
Accounts payable		275,129
Total liabilities		275,129
Member's equity		206,241
Total liabilities and member's equity	$	481,370

The accompanying notes are an integral part of these financial statements.

Trinity Executions, LLC

(An Illinois Limited Liability Company)
Notes to the Financial Statements
Year Ended December 31, 2018

1. Organization

Trinity Execution, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Illinois on August 15, 2011. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. Trinity Execution, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is a member with the Chicago Board Options Exchange (CBOE) and the National Futures Association (NFA). The Company is subject to the capital computation under the CFTC rules 1.17.

The Company is exempt from certain filing requirements under the Rule 15c3-1 of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with another Broker Dealer that is a registered clearing member of the Exchange.

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Commissions: Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade date when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

Income Taxes: A Limited Liability Company does not pay federal income taxes. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2018.

3. Recent Accounting Development

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), to clarify the principles for recognizing revenue. In August 2015, the FASB subsequently issued ASU No. 2015-14, Deferral of the Effective Date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. The core principle of the guidance is that an entity should

3. Recent Accounting Development (continued)

recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018. For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2019.

In October 2017, the FASB issued Accounting Standards Update No. 2017–13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018. The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and de-recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The new standards update requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. These changes are effective for the annual financial statement period ending after December 15, 2016, and for subsequent annual periods and interim periods. Early application is permitted. This update was effective for the Company's annual period ended December 31, 2018. The initial assessment of the Company did not indicate any substantial doubt about the entity's ability to continue as a going concern.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain minimum net capital equivalent to $100,000.

Net capital and aggregate indebtedness change day to day, but at December 31, 2018, the Company had net capital of $188,738 which was $88,738 in excess of its required net capital of $100,000. Net capital rule may effectively restrict the amount of capital withdrawals to the members. At December 31, 2018, the Company was in compliance with these capital requirements.

5. Receivable from broker-dealers at December 31, 2018 consists of:

Broker-dealers	106, 875

The amount due from broker-dealers is primarily from commissions from the execution of stock and stock options.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2018, substantially all assets of the Company are deposited with the clearing broker.

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

The company places its temporary cash investments with high credit quality financial institutions that are FDIC insured. The Federal Reserve Bank covers deposits to $250,000. At time the Company may exceed that amount.

7. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

9. Regulatory Fines

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

The Company was charged with fines and penalties of $75,000 for violations of various CBOE rules during 2018.

10. Related Party

Trinity obtains certain services from individuals who provide similar services to other broker dealers. In addition to Trinity, during the year, John Carroll, Sheryl Peven, and Tanya Selander provide accounting, financial, regulatory, and logistical support to MNR Executions, LLC. MNR Executions has withdrawn their BD Status. Any services or transactions are done at arm's length. Information barriers are in place at each firm.

11. Subsequent Events

Management has evaluated subsequent events through February 27, 2019, the date the financial statements were issued. There were no subsequent events.